Contact

www.linkedin.com/in/connie-
evans-0a879a52 (LinkedIn)
trinexconsulting.com/ (Company)

Top Skills

Social Entrepreneurship
Community Outreach
Fundraising

Connie Evans

Award-Winning Entrepreneur | Strategic Visionary | Investor | Board
Director | Founder & President, TriNex Consulting | Former CEO of
National Nonprofit & Global Consultant
Greater Chicago Area

Experience

TriNex Consulting
Founder & President
December 2023 - Present (1 year 5 months)

As a boutique consultancy, we specialize in pioneering tri-sector approaches
and facilitating nexus solutions tailored to the unique needs of our clients and
partners.

AEO (Association for Enterprise Opportunity)
President & CEO
March 2009 - July 2023 (14 years 5 months)

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